CONFIDENTIAL

May 5, 2016

VIA EDGAR

Mr. W. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:    PulteGroup, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 8, 2016
File No. 1-9804

Dear Mr. Cash:

The following is our response to your comment letter dated April 22, 2016 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff's comment below in bold and our reply follows in a lighter font.

Form 10-K for Fiscal Year Ended December 31, 2015
Item 8. Financial Statements and Supplementary Data, page 42
Note 12. Commitments and contingencies - Self-insured risks, page 73

1.
We note the general liability reserve reversals that you recorded in 2015 positively impacted pre-tax income by 8%. We also note the difference between the general liability reserve reversals that you recorded in 2015 and the increase in the general liability reserve related to siding repairs that you recorded in 2014 represents over 100% of the increase in pre-tax income from 2014 to 2015. Based on the significant impact that changes in these management estimates had on your operating results, it does not appear to us that the current disclosures in note 12 or under critical accounting policies provide sufficient information to enable investors to understand these critical management estimates and judgments that materially impacted your operating results. Please tell us, and expand your disclosures to address, the following:

•	Explain the material assumptions that resulted in the $69.3 million increase in the general liability reserve for siding repairs in 2014;

•	Explain the material assumptions that resulted in the $29.6 million reversal of the general liability reserve in 2015 due to favorable claims experience;

•	Explain the nature and terms of the $32.6 million legal settlement that also resulted in a reversal of the general liability reserve in 2015;

•	Provide a roll-forward of insurance receivables during the periods presented and explain the factors and material assumptions that impacted these amounts during each period presented; and

PulteGroup, Inc., 3350 Peachtree Road N.E., Suite 150, Atlanta, GA 30326
404.978.6400 pultegroupinc.com

Securities and Exchange Commission
May 5, 2016

•	More fully address the litigation related to insurance receivables and your basis for determining collection is probable in light of the litigation.

As described in our Form 10-K, estimating the exposure for general liability claims is inherently complex for a variety of reasons, the most significant of which is the long period of time between the closing of a home with a customer, when a claim relating to a defect is reported, and the ultimate resolution of the claim. As a result of this lag in the reporting and resolution of claims, the vast majority of our liabilities for such claims relates to actuarially-determined estimates of incurred but not reported ("IBNR") losses, which represented approximately 65% and 72% of the total general liability reserves at December 31, 2015 and 2014, respectively. We engage an internationally-recognized third party actuary to assist in calculating our IBNR estimates by employing generally accepted actuarial methodologies and extrapolations based on our historical claims experience and relevant industry data. Because of the inherent uncertainty in estimating future losses and the timing of such losses related to our claims, actual costs could differ significantly from estimated costs.

Due to this inherent complexity and uncertainty, our current disclosures are intended to assist investors to understand our exposures and potential future losses by discussing the various factors that impact our costs and disclosure of any significant adjustments we experience, including providing in our critical accounting policies a range of reasonably possible losses based on analyses performed by the third party actuary (Form 10-K, page 39: "Based on the actuarial analyses performed, we believe the range of reasonably possible losses related to these claims is $625 million to $800 million."). The adjustments we recorded in 2015 and 2014 resulted in a liability well within this range and represented only approximately 10% of our recorded self-insurance liabilities. In addition, given the impact that such adjustments had on our reported operating results, we also highlighted the adjustments in our MD&A in a table immediately following our summary of operating results on page 21. In total, our Form 10-K references the adjustments in several separate locations (see pages 21, 22, 23, 26, 39, 58, 74, 83, and 84).

In further explanation of these adjustments, we offer the following:

•
During 2015, we recorded a general liability reserve reversal of $32.6 million resulting from a legal settlement relating to plumbing claims initially reported to us in 2008 and for which our recorded liabilities were adjusted over time based on changes in facts and circumstances. These claims ultimately resulted in a class action lawsuit involving a national vendor and numerous other homebuilders, homebuyers, and insurance companies. In 2015, a global settlement was reached, pursuant to which we funded our agreed upon share of settlement costs, which were significantly lower than our previously estimated exposure.

•
During 2015, we also reduced general liability reserves by $29.6 million as a result of changes in estimates resulting from favorable claims experience as the frequency and severity of claims, in particular large claims, was less than anticipated in previous actuarial projections. This adjustment related to the broad spectrum of claims rather than to any one particular category of claims.

•
During 2014, we increased general liability insurance reserves by $69.3 million, which was primarily driven by estimated costs associated with siding repairs in certain previously completed communities.

•
The changes in actuarial estimates in 2015 and 2014 were not directly related to each other. Rather, they were driven by changes in actual claims experience that, in turn, impacted actuarial estimates for potential future claims. These changes in actuarial estimates did not involve any changes in actuarial methodology but did impact the development of claims experience to future periods, which resulted in adjustments to the IBNR portion of our recorded liabilities. The favorable claims experience in 2015 primarily related to a lower overall development of claims than was anticipated in previous actuarial projections, not necessarily lower costs related to existing claims. The specific claims that led to the unfavorable adjustment in 2014 continued to be reflected in the overall general liability reserve at December 31, 2015.

Each adjustment was subject to review controls that are part of our internal controls over financial reporting. Our process for evaluating our exposures relating to general liability claims includes collaboration between our risk management and accounting departments, in-house and external legal counsel, third party actuary, third party claims administrator, field homebuilding operations, and senior management. Such groups meet at least quarterly to discuss our exposures and ensure that our recorded assets and liabilities reflect the appropriate balances.

In direct response to the Staff's comment on our historical disclosures, we have included the attached exhibit which reflects enhancements to our disclosures that we propose to incorporate into future filings that cover the applicable periods. We have reproduced the entire disclosure from the Form 10-K, Note 12, Self-insured risks so that the Staff can read the proposed

Securities and Exchange Commission
May 5, 2016

enhancements within the context of the overall disclosure and have underlined the enhancements to our disclosures for ease of reference. The disclosures are presented on a pro forma basis as of December 31, 2016. We will make similar disclosures, as applicable, in our quarterly filings beginning with the quarter ending June 30, 2016, as well as in critical accounting policies as appropriate.

As requested, following is a rollforward of our insurance receivables for the periods presented ($000's omitted):

	2015	2014	2013
Beginning balance	$60,596	$52,264	$54,187
Billed	70,995	26,327	8,119
Collected	(1,421)	(17,883)	(10,042)
Write-offs	—	(112)	—
Ending balance	$130,170	$60,596	$52,264

The increase in our billed insurance receivables resulted from costs incurred to perform corrective repairs, settle claims with customers, and other costs related to the continued progression of construction defect claims that we believe are insured. Contributing to this increase is the fact that for our peak production volume years, including each of the years in the period from 2003 through 2008, we have exceeded our self-insured retention levels and are billing our carriers for claim payments as we fund them. As a result, while our actual claim payments have been decreasing in recent years, as reflected in the rollforward of the liabilities on page 74 of our Form 10-K, our billings to carriers over that period have increased. We expect this trend to continue for the next few years until we have substantially resolved claims related to the peak production volume years.

Given the complexities inherent in resolving construction defect claims in the homebuilding industry as described within Note 12 of our Form 10-K, there generally exists a significant lag between our payment of claims and our reimbursements from applicable insurance carriers. In addition, disputes between homebuilders and carriers over coverage positions relating to construction defect claims are common. Resolution of claims with carriers involves the exchange of significant amounts of information and frequently involves legal action. We are currently engaged in discussions relating to a large portion of the claim costs included in our insurance receivables, including litigation in certain instances, with a number of our carriers relating to the applicability of coverage to such costs under their policies. Following is a summary of the coverage status relating to significant elements of the insurance receivables balance:

•
We have been engaged in discussions with one of our carriers since 2011 regarding policies covering multiple policy periods involving homes sold between 2003 and 2010. The carrier alleges that we have not satisfied the aggregate retentions under the applicable policies and that, as a result, the reimbursements we have requested are not covered. Due to the carrier's inaction, we filed for two separate binding arbitrations in 2015 as provided for within the policies. The arbitrations are currently in the discovery phase, and hearings before the applicable arbitration panels have been scheduled for 2017. Once resolved with this carrier, it is expected that there will be further discussions and negotiations with other carriers, including excess carriers in these policy periods. Receivables outstanding under these policies totaled $51.9 million at December 31, 2015. We expect that our outstanding receivables under these policies will increase prior to final resolution of the matters as we continue to fund claims under these policies.

•
We filed suit against two of our carriers in 2007 in response to their non-payment of claims relating to homes sold prior to 2003. One of the carriers subsequently countersued claiming that we owe reimbursements to the carrier for claims paid by the carrier relating to homes sold by one of our acquired subsidiaries dating back to 1995. The court ruled in our favor in 2012 regarding the carrier's countersuit. Additionally, we received favorable rulings in our suit against the carriers in 2014 regarding certain matters, while other matters remain outstanding. Mediations and discussions with all parties continue, but final resolution will most likely extend into 2017 and beyond. Receivables outstanding under these policies totaled $50.7 million as of December 31, 2015, which we do not expect to increase materially as the statute of limitations for claims under these policies has expired.

In each of the above matters, we have provided significant amounts of information to the insurance carriers supporting our claims and initiated legal action as plaintiff in order to accelerate reimbursement of our costs following years of inaction by the carriers. With respect to the Staff's question relating to our evaluation of the realizability of our insurance receivables, we follow the guidance in ASC 410-30-35-8, which states that "...an asset relating to the recovery shall be recognized only when

Securities and Exchange Commission
May 5, 2016

realization of the claims for recovery is deemed probable." Probable is used in the context of ASC 450-20-20: "The future event or events is likely to occur." We also consider the guidance within ASC 410-30-35-9, which states: "If the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable." While such guidance is specific to environmental obligations, we understand that the principle is generally applied to other types of insurance recoveries.

Our consideration of the facts and circumstances relating to the insurance receivables recorded as of December 31, 2015, included the following facts and historical context:

•
Our understanding of the claims and related policies - The claims and policies related to these receivables are very well known to us. The underlying claims for which we are seeking reimbursement have been monitored for years and have been the subject of significant scrutiny and analysis by us and our third party administrator prior to submission to the carriers for reimbursement. While each general liability claim is unique and has its own facts and circumstances, the claims underlying the recorded insurance receivables are generally of a similar nature to other claims for which coverage has been received in the past.

•
Views of legal counsel - Both in-house and external counsel believe the costs we have submitted for reimbursement are consistent with the coverage provided by the insurance policies and that the carriers are contractually obligated to fund these receivables.

•
Legal rulings to date - While some aspects remain outstanding, we have received legal rulings on certain aspects of our litigated claims with our carriers that are supportive of our coverage expectations.

•
Historical experience - We have a long history of recoveries under our insurance policies, including significant recoveries from our current carriers under different policies, recoveries from other carriers for policies covering the same policy periods, and recoveries from other carriers for similar claims under similar policies covering different policy periods.

•	Payment history - We have not had any significant write-offs of insurance-related receivables in the past.

•	Counterparty default risk - We maintain our insurance policies with highly-rated underwriters for whom we believe counterparty default risk is not significant.

Based on the above, we have determined that collection of such receivables is probable and that the facts and historical context support overcoming the "rebuttable presumption" within ASC 410-30-35-9.

We acknowledge that:

•	PulteGroup, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PulteGroup, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience. You may contact me at (404) 978-6417.

Very truly yours,

/s/ Robert T. O'Shaughnessy

Robert T. O'Shaughnessy
Executive Vice President and Chief Financial Officer

Securities and Exchange Commission
May 5, 2016
Exhibit - Enhanced Disclosure in Future Filings

Self-insured risks

We maintain, and require our subcontractors to maintain, general liability insurance coverage. We also maintain builders' risk, property, errors and omissions, workers compensation, and other business insurance coverage. These insurance policies protect us against a portion of the risk of loss from claims. However, we retain a significant portion of the overall risk for such claims either through policies issued by our captive insurance subsidiaries or through our own self-insured per occurrence and aggregate retentions, deductibles, and claims in excess of available insurance policy limits.

Our general liability insurance includes coverage for certain construction defects. While construction defect claims can relate to a variety of circumstances, the majority of our claims relate to alleged problems with siding, plumbing, foundations and other concrete work, windows, roofing, and heating, ventilation and air conditioning systems. The availability of general liability insurance for the homebuilding industry and its subcontractors has become increasingly limited, and the insurance policies available require companies to maintain significant per occurrence and aggregate retention levels. In certain instances, we may offer our subcontractors the opportunity to purchase insurance through one of our captive insurance subsidiaries or participate in a project-specific insurance program provided by us. Policies issued by the captive insurance subsidiaries represent self-insurance of these risks by us. This self-insured exposure is limited by reinsurance policies that we purchase. General liability coverage for the homebuilding industry is complex, and our coverage varies from policy year to policy year. Our insurance coverage requires a per occurrence deductible up to an overall aggregate retention level. Beginning with the first dollar, amounts paid to satisfy insured claims apply to our per occurrence and aggregate retention obligations. Any amounts incurred in excess of the occurrence or aggregate retention levels are covered by insurance up to our purchased coverage levels. Our insurance policies, including the captive insurance subsidiaries' reinsurance policies, are maintained with highly-rated underwriters for whom we believe counterparty default risk is not significant.

At any point in time, we are managing over 1,000 individual claims related to general liability, property, errors and omission, workers compensation, and other business insurance coverage. We reserve for costs associated with such claims (including expected claims management expenses) on an undiscounted basis at the time revenue is recognized for each home closing and evaluate the recorded liabilities based on actuarial analyses of our historical claims. The actuarial analyses calculate estimates of the ultimate net cost of all unpaid losses, including estimates for incurred but not reported losses ("IBNR"). IBNR represents losses related to claims incurred but not yet reported plus development on reported claims.

Our recorded reserves for all such claims totaled $___ million and $692.1 million at December 31, 2016 and 2015, respectively, the vast majority of which relate to general liability claims. The recorded reserves include loss estimates related to both (i) existing claims and related claim expenses and (ii) IBNR and related claim expenses. Liabilities related to IBNR and related claim expenses represented approximately __% and 65% of the total general liability reserves at December 31, 2016 and 2015, respectively. The actuarial analyses we use in the determination of the IBNR portion of reserves consider a variety of factors, including the frequency and severity of losses, which are based on our historical claims experience supplemented by relevant industry data. The actuarial analyses of the reserves also consider historical third party recovery rates and claims management expenses.

Housing market conditions have been volatile across most of our markets over the past ten years, and we believe such conditions can affect the frequency and cost of construction defect claims. Additionally, IBNR estimates comprise the majority of our liability and are subject to a high degree of uncertainty due to a variety of factors, including changes in claims reporting and resolution patterns, third party recoveries, insurance industry practices, the regulatory environment, and legal precedent. State regulations vary, but construction defect claims are reported and resolved over an extended period often exceeding ten years. Changes in the frequency and timing of reported claims and estimates of specific claim values can impact the underlying inputs and trends utilized in the actuarial analyses, which could have a material impact on the recorded reserves. Additionally, the amount of insurance coverage available for each policy period also impacts our recorded reserves. Because of the inherent uncertainty in estimating future losses and the timing of such losses related to these claims, actual costs could differ significantly from estimated costs.

Adjustments to reserves are recorded in the period in which the change in estimate occurs and are reflected in "Reserves provided, net" in the below table. During 2015, we recorded a general liability reserve reversal of $32.6 million

Securities and Exchange Commission
May 5, 2016
Exhibit - Enhanced Disclosure in Future Filings

resulting from a legal settlement relating to plumbing claims initially reported to us in 2008 and for which our recorded liabilities were adjusted over time based on changes in facts and circumstances. These claims ultimately resulted in a class action lawsuit involving a national vendor and numerous other homebuilders, homebuyers, and insurance companies. In 2015, a global settlement was reached, pursuant to which we funded our agreed upon share of settlement costs, which were significantly lower than our previously estimated exposure.

During 2015, we also reduced general liability reserves by $29.6 million as a result of changes in estimates resulting from favorable claims experience as the frequency and severity of claims, in particular large claims, was less than anticipated in previous actuarial projections. During 2014, we increased general liability insurance reserves by $69.3 million, which was primarily driven by estimated costs associated with siding repairs in certain previously completed communities. The changes in actuarial estimates in 2015 and 2014 were not directly related and were driven by changes in actual claims experience that, in turn, impacted actuarial estimates for potential future claims. These changes in actuarial estimates did not involve any changes in actuarial methodology but did impact the development of claims experience in future periods, which resulted in adjustments to the IBNR portion of our recorded liabilities.

Costs associated with our insurance programs are classified within selling, general, and administrative expenses. Changes in these liabilities were as follows ($000's omitted):

	2016	2015	2014
Balance, beginning of period	$692,053	$710,245	$668,100
Reserves provided, net	—	16,085	141,790
Payments	—	(34,277)	(99,645)
Balance, end of period	$—	$692,053	$710,245

In certain instances, we have the ability to recover a portion of our costs under various insurance policies or from subcontractors or other third parties. Estimates of such amounts are recorded when recovery is considered probable. As reflected in Note 11, our receivables from insurance carriers totaled $__ million and $130.2 million at December 31, 2016 and 2015, respectively. The increase in insurance receivables is due to costs incurred to perform corrective repairs, settle claims with customers, and other costs related to the continued progression of construction defect claims that we believe are insured. Given the complexity inherent with resolving construction defect claims in the homebuilding industry as described above, there generally exists a significant lag between our payment of claims and our reimbursements from applicable insurance carriers. In addition, disputes between homebuilders and carriers over coverage positions relating to construction defect claims are common. Resolution of claims with carriers involves the exchange of significant amounts of information and frequently involves legal action. Currently, we are the plaintiff in litigation with certain of our insurance carriers in regard to a large portion of the claim costs included in our insurance receivables relating to the applicability of coverage to such costs under their policies.

We believe collection of these insurance receivables is probable based on the legal merits of our positions after review by legal counsel, favorable legal rulings received to date, and our long history of collecting significant amounts of insurance reimbursements under similar insurance policies related to similar claims, including significant amounts funded by the above carriers under different policies. While the outcome of these matters cannot be predicted with certainty, we do not believe that the resolution of such matters will have a material adverse impact on our results of operations, financial position, or cash flows.